Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

April 2, 2009

FACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:
Name:	Andri Boerman
Division of Corporate Finance

Telephone Number:	(202) 551-3645
FAX Number:	(202) 772-9349

Total Number of Pages, Including Cover Sheet: 3
From:	Brad Peters
CFO, Global Innovation Corp.

Subject:
Response to Comment Letter dated March 30, 2009 on
Form 10-K for the year ended July 31, 2008
File No. 000-30794

Global Innovation Corp
901 Hensley Lane
Wylie, Texas 75098

April 2, 2009

United States	VIA FACSIMILIE
Securities and Exchange Commission	(202) 772-9349
Division of Corporation Finance	AND VIA US MAIL
100 F Street N.E.
Washington, DC 20549	MAIL STOP 3030

Re:	Global Innovation Corp
Form 10-K for the Year Ended July 31, 2008
Filed October 22, 2008
File No. 000-30794

Ms. Crane:

     We are in receipt of your comment letter dated March 30, 2009. Please see the following responses to your comments.

Form 10-K for the Year Ended July 31, 2008

Item 9A Controls and Procedures

Comment 1:

     We note your response to our prior comment 1. However, we also note to the extent that internal controls over financial reporting ("ICFR") impacts public disclosure, disclosure controls and procedures ("DCP") are inclusive of such internal controls. It appears to us that some of the material weaknesses you disclose herein impact public disclosure and, therefore, DCP would also appear not to be effective at the end of the periods. For example, we note your disclosure regarding material weaknesses in the "process" controls for inventory, income taxes and financial reporting. It would appear that these "process level controls" would have an impact on public disclosure. Please discuss. Further, explain these "process level controls" and how you were able to conclude that DCP is effective given the material weaknesses noted.

Response to Comment 1:

     Based upon the commission's interpretation of Exchange Act Rule 13a-15(e) as stated in the comment letter dated January 23, 2009 and follow up comment letters on March 10, 2009 and March 30, 2009, we will revise future disclosures. As of the end of any period in which a material weakness exists, we will state that the disclosure controls and procedures are not effective.

Comment 2:

     Please refer to prior comment 2. We note that you substituted "the registrant's" with "GIC's". Please note that the certifications required by Exchange Act Rule 13a-14(a) should be identical to those in Item 601 of Regulation S-K including punctuation marks with an exception of the name of certifying officer. Please revise your future filings to address our comment.

Response to Comment 2:

     We will revise future filings to address this comment.

Closing Comments:

As requested, the Company acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and consideration.

Sincerely,

/s/ Brad J Peters

Brad J Peters
Chief Financial Officer